Kevin Yates
Chief Executive Officer
NuState Energy Holdings, Inc.
1201 Main Street, Suite 1980
Columbia, SC 29201

March 5, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: NuState Energy Holdings, Inc.
Amendment No. 1 to Form 10-12G
Filed January 28, 2013
File No. 000-25753

Dear Donald E. Field,

Pursuant to our conversation on March 4, 2013, NuState Energy Holdings intent is to respond to the comments from the SEC letter dated February 21, 2013 by March 27, 2013.

Thank you.

Sincerely,

/s/ Kevin Yates
Chief Executive Officer
NuState Energy Holdings, Inc.